UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission File Number 0-00981

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIX SUPER MARKETS, INC.
3300 PUBLIX CORPORATE PARKWAY
LAKELAND, FLORIDA 33811

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Index to Financial Statements, Supplemental
Schedule and Exhibits

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits - December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Plan Benefits - Years ended December 31, 2013 and 2012	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i, Schedule of Assets (Held at End of Year) - December 31, 2013	14
Signature	15
Exhibit:
Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

Plan Administrator
Publix Super Markets, Inc.
401(k) SMART Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.
/s/KPMG LLP

June 27, 2014
Tampa, Florida
Certified Public Accountants

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value	$2,500,176,567	1,885,279,458
Notes receivable from participants	93,603,501	84,623,237
Employer contribution receivable	26,482,918	24,924,290
Total assets	2,620,262,986	1,994,826,985

Liabilities
Excess contributions payable	2,828,286	2,824,139
Total liabilities	2,828,286	2,824,139
Net assets available for plan benefits	$2,617,434,700	1,992,002,846

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Statements of Changes in Net Assets
Available for Plan Benefits
Years ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Contributions:
Participant	$130,035,110	120,462,016
Employer - stock	26,482,918	24,924,290
Total contributions	156,518,028	145,386,306
Investment income:
Net appreciation of investments	518,408,983	82,515,171
Dividends	66,210,879	62,394,821
Interest	2,843,347	2,792,555
Total investment income	587,463,209	147,702,547
Total additions	743,981,237	293,088,853
Deductions from net assets attributed to:
Benefits paid to participants	117,497,987	98,106,424
Fees paid by participants	1,051,396	957,669
Total deductions	118,549,383	99,064,093
Net increase	625,431,854	194,024,760
Net assets available for plan benefits:
Beginning of year	1,992,002,846	1,797,978,086
End of year	$2,617,434,700	1,992,002,846

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(1)	Description of Plan and Summary of Accounting Policies
The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.

(a)	General
The Plan is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC, Publix Asset Management Company and Publix North Carolina Employee Services, LLC (the “Company” or “Publix”) are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

(b)	Plan Amendments
The Plan was amended on May 15, 2012, to allow distributions of fractional shares of common stock of Publix Super Markets, Inc. (“Publix Stock”) with an effective date of July 1, 2012. As required by the Internal Revenue Service (“IRS”) for Cycle B determination letter filers, the Plan was amended and restated on January 17, 2013, with an effective date of January 1, 2013. The Plan was further amended on August 6, 2013, to add Publix North Carolina Employee Services, LLC in the Plan’s definition of “Employer” with an effective date of October 1, 2013.

(c)	Contributions
Eligible employees may contribute up to 10% of their annual eligible compensation, subject to the maximum contribution limits established by federal law. Participants direct the investment allocations of their contributions and the earnings thereon among 12 investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to the accounts of eligible participants of the Plan as determined by the Company’s Board of Directors. During 2013 and 2012, the Company’s Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year in the form of Publix Stock. Participants may direct the investment allocations of their matching contributions and the earnings thereon by requesting a transfer from the Publix Stock Fund to any of the other investment fund options offered under the Plan. The Plan Administrator processes transfer requests on the next valuation effective date for Publix Stock.

(d)	Participant Accounts
Two separate accounts are maintained for each participant, a Savings Contributions Account and a Matching Contributions Account (the “Accounts”). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant’s share of earnings is determined by the Plan Administrator, on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Matching Contributions Accounts of participants and of Accounts of separated participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. As of December 31, 2013 and 2012, forfeitures totaled $323,821 and $99,944, respectively. Forfeitures, and earnings thereon, totaling $318,389 and $96,909 were used to reduce the Company matching contributions for the years ended December 31, 2013 and 2012, respectively.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(e)	Vesting
Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are generally 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

(f)	Notes Receivable from Participants
All actively employed participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount a participant may borrow is the lesser of: 1) 50% of the balances in the participant’s Savings Contributions Account and vested Matching Contributions Account; or 2) $50,000, less the participant’s highest outstanding loan balance during the previous 12 month period. However, the value of any shares held by the participant in the Publix Stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All administration costs incurred as a result of a loan are paid by the participant. The interest rate is determined by ING Institutional Plan Services as of the first business day of each calendar quarter based on the U.S. prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan. Participant loans are classified as notes receivable from participants in the statements of net assets available for plan benefits and measured at their unpaid principal balance plus any accrued but unpaid interest.

A participant can choose repayment terms of up to five years. Repayments of principal and interest are made through after-tax payroll deductions each pay period. Repayments of principal and interest are credited pro-rata to the participant’s Savings Contributions Account and Matching Contributions Account from which the loan was originally funded and reinvested according to the participant’s current investment elections. Upon separation of employment, all unpaid principal and accrued but unpaid interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

(g)	Distribution of Benefits
Benefits are recorded when paid.

A participant who reaches age 59½ and who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contributions Account and the vested portion of his/her Matching Contributions Account.

Upon separation of service, retirement, disability or death, a participant or his/her beneficiary may elect to receive full distribution of his/her Savings Contributions Account and vested Matching Contributions Account as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix Stock. If the value of the participant’s vested Accounts is $1,000 or less, the participant generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of the participant’s vested Accounts exceeds $1,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than April 1 of the Plan year immediately following the Plan year in which the participant reaches age 62.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

If the value of a deceased participant’s Savings Contributions and Matching Contributions Accounts is $5,000 or less, the participant’s beneficiary generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of a deceased participant’s Accounts exceeds $5,000, the beneficiary may elect to defer distribution. Payment of a deferred distribution must be made to a beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant’s death. If the beneficiary is the participant’s surviving spouse, distribution can be deferred until the participant would have reached age 70½.

(h)	Termination of Plan
The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contributions Accounts.

(i)	Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

(j)	Investments
The Plan’s investments are stated at fair value. Quoted market prices are used to value shares of mutual funds. Investment in Publix Stock represented 79.7% and 77.2% of the Plan’s net assets available for plan benefits as of December 31, 2013 and 2012, respectively. Because Publix Stock is not traded on an established securities market, the market price of Publix Stock is determined by the Trustee responsible for maintaining custody of the Publix Stock component of the Publix Stock Fund. As part of the process to determine the value of Publix Stock, an independent valuation is obtained. The process includes comparing the Company’s financial results to those of comparable companies that are publicly traded (“comparable publicly traded companies”). The purpose of the process is to determine a value for Publix Stock that is comparable to the stock value of comparable publicly traded companies by considering both the results of the stock market and the relative financial results of comparable publicly traded companies.

The fair value of the Plan’s interest in the Invesco Stable Value Trust Fund (Class C) is based upon the net asset value of such fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager. The fair values of the Plan’s interests in collective investment funds, other than the Invesco Stable Value Trust Fund (Class C), are based upon the net asset values of the funds as reported by the fund managers. There are no unfunded commitments or restrictions on redemptions by participants of the collective investment funds.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

(k)	Investment Risk
Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and supplemental schedule of the Plan.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(l)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(2)	Administration of the Plan
ING National Trust, the Primary Trustee for the Plan, is responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix Stock. Tina P. Johnson is the Trustee responsible for maintaining custody of the Publix Stock component of the Publix Stock Fund. ING Institutional Plan Services serves as the third-party Plan Administrator. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. The Plan administration costs are paid by the Company, except as follows:

•
Loan fees of $531,524 and $514,125 for the years ended December 31, 2013 and 2012, respectively, were deducted from the Accounts of participants who received loans and were paid to the third-party Plan Administrator.

•
Administrative fees of $261,526 and $211,243 for the years ended December 31, 2013 and 2012, respectively, were deducted from the Accounts of former employees and beneficiaries and were paid to the third-party Plan Administrator.

•
Florida stamp taxes of $153,996 and $139,251 for the years ended December 31, 2013 and 2012, respectively, were deducted from the Accounts of participants who received loans in the state of Florida and were paid to the third-party Plan Administrator. The third-party Plan Administrator is responsible for reporting and remitting Florida stamp taxes to the Florida Department of Revenue.

•
Expedited check fees of $104,350 and $93,050 for the years ended December 31, 2013 and 2012, respectively, were deducted from the net distribution, loan and withdrawal proceeds issued to participants who elected overnight delivery of their checks and were paid to the third-party Plan Administrator.

(3)	Investments
The Plan consists of the following investments:

(a)	American Funds EuroPacific Growth Fund (R-4 Class)
This mutual fund seeks long-term capital growth by investing in companies located in Europe and the Pacific Basin. Effective February 27, 2012, the fund changed from the R-3 Class to the R-4 Class.

(b)	Royce Pennsylvania Mutual Fund (Investment Class)
This mutual fund seeks long-term capital growth by investing primarily in companies with small and micro market capitalizations, using a disciplined value approach. Effective February 27, 2012, the fund changed from the Service Class to the Investment Class.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(c)	SSgA Strategic Balanced Funds
These collective investment funds use an asset allocation approach to provide for both current income and capital growth. The underlying investments of these funds are stock and fixed income funds, both invested in a passive manner. These funds offer diversification by blending risk across different types of investments (i.e., aggressive, moderate and conservative). The three SSgA Strategic Balanced Funds are:
SSgA Aggressive Strategic Balanced Fund - Class I
This fund seeks to provide growth of principal and some income by matching a composite benchmark that is made up of 85% stocks and 15% bonds.
SSgA Moderate Strategic Balanced Fund - Class I
This fund seeks to provide income and growth of principal by matching a composite benchmark that is made up of 55% stocks and 45% bonds.
SSgA Conservative Strategic Balanced Fund - Class I
This fund seeks to provide income and some growth of principal by matching a composite benchmark that is made up of 75% bonds and 25% stocks.

(d)	SSgA S&P Mid Cap Index Fund - Class XII
This collective investment fund seeks to replicate the Standard & Poor's MidCap 400 Index (“S&P MidCap 400 Index”). The fund buys and holds stocks in the same market-weighted proportions as the S&P MidCap 400 Index.

(e)	Janus Forty Fund (Class I Shares)
This mutual fund seeks long-term capital growth by investing in a concentrated portfolio of 20 to 40 common stocks selected for their growth potential. The fund may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies. Effective February 27, 2012, the fund changed from Class S Shares to Class I Shares.

(f)	T. Rowe Price Value Fund
This mutual fund seeks long-term capital growth and, secondarily, income by investing in common stocks believed to be undervalued in the marketplace. The fund focuses on “bargain” stocks that offer an opportunity for capital appreciation as other investors recognize the company’s real value. Effective March 5, 2013, the T. Rowe Price Value Fund replaced the Davis New York Venture (A) Fund as the investment fund option for the large cap value asset class.

(g)	SSgA S&P 500 Index Fund (Class E)
This collective investment fund seeks to replicate the Standard & Poor’s 500 Index (“S&P 500 Index”), an index made up of 500 common stocks of U.S. companies that is generally considered to be representative of the overall U.S. stock market. The fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index. Effective February 27, 2012, the fund changed from a mutual fund to a collective investment fund.

(h)	PIMCO Total Return Fund (Institutional Class)
This mutual fund seeks maximum total return, investing for both current income and capital growth, consistent with preservation of capital and prudent investment management. The fund focuses on intermediate maturity, fixed income securities that can include U.S. government and corporate bond securities, mortgage and other asset-backed securities, U.S. dollar-denominated securities of non-U.S. issuers and money market instruments. Effective February 27, 2012, the fund changed from the Admin. Class to the Institutional Class.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(i)	Invesco Stable Value Trust Fund (Class C)
This collective investment fund seeks to preserve principal and provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity. The fund invests in a series of proprietary commingled fixed income portfolios.

(j)	Publix Stock Fund
This fund includes two components: Publix Stock and cash awaiting investment in Publix Stock. Cash awaiting investment in Publix Stock is invested in a short-term fixed income funding vehicle, SSgA Institutional Liquid Reserves Fund - Institutional Class, a mutual fund. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix Stock, dividends earned on Publix Stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix Stock on specified purchase dates.
The fair value of the following investment represented 5% or more of the Plan’s net assets available for plan benefits.

	December 31,
	2013	2012
Publix Stock	$2,087,358,590	1,537,939,605
During 2013 and 2012, the Plan's investments [including gains (losses) on investments bought and sold, as well as held during the year] appreciated in value by $518,408,983 and $82,515,171, respectively, as follows:

	Year ended December 31,
	2013	2012
Publix Stock	$476,610,712	53,235,895
Mutual Funds	16,514,908	20,246,365
Collective Investment Funds
Fixed Income	814,496	975,614
Equity	17,645,390	4,091,620
Target Risk	6,823,477	3,965,677
	$518,408,983	82,515,171

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

The fair value of investments are based on market prices using the following measurement categories:
Level 1 - Fair value is determined by using quoted prices in active markets for identical investments. Investments included in this category are the mutual funds.
Level 2 - Fair value is determined by using other than quoted prices. By using observable inputs (such as similar securities), the fair value is determined through the use of models or other valuation methodologies (such as benchmarking of similar securities and using net asset value per share or its equivalent as a practical expedient to fair value). Investments included in this category are Publix Stock and collective investment funds.
Level 3 - Fair value is determined by using other than observable inputs. Fair value is determined by using the best information available in the circumstances and requires significant management judgment or estimation. No investments are included in this category.
Following is a summary of fair value measurements for investments as of December 31, 2013 and 2012:

	Level 1	Level 2	Level 3	Total
December 31, 2013
Mutual Funds	$227,171,359	—	—	227,171,359
Publix Stock	—	2,087,358,590	—	2,087,358,590
Collective Investment Funds
Fixed Income	—	63,810,210	—	63,810,210
Equity	—	72,845,498	—	72,845,498
Target Risk	—	48,990,910	—	48,990,910
Total Investments	$227,171,359	2,273,005,208	—	2,500,176,567

December 31, 2012
Mutual Funds	$189,353,585	—	—	189,353,585
Publix Stock	—	1,537,939,605	—	1,537,939,605
Collective Investment Funds
Fixed Income	—	63,503,802	—	63,503,802
Equity	—	53,763,331	—	53,763,331
Target Risk	—	40,719,135	—	40,719,135
Total Investments	$189,353,585	1,695,925,873	—	1,885,279,458

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(4)	Contracts With Insurance Companies
The investment fund option for the stable value asset class is fully benefit-responsive and is reported at fair value in the statements of net assets available for plan benefits. Any material difference between the fair value of the investment and its contract value is to be presented as a separate adjustment line attributable to fully benefit-responsive investment contracts in the statements of net assets available for plan benefits. The contract value represents principal contributions made by participants, plus interest accrued at a crediting rate established under the wrapper contract, less participant withdrawals and administrative expenses. The Plan’s management has determined that the contract value of the Plan’s fully benefit-responsive investment contract as of December 31, 2013 and 2012 approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The average yields based on actual income were approximately 1.26% and 0.88%, respectively, on December 31, 2013 and 2012 for the Invesco Stable Value Trust Fund (Class C). The average yields based on interest rates credited to participants were approximately 1.45% and 1.82%, respectively, on December 31, 2013 and 2012 for the Invesco Stable Value Trust Fund (Class C). Crediting interest rates are typically reset on a monthly or quarterly basis according to the wrapper contract.
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the Plan’s election to withdraw from the wrapper contract in order to change to a different investment provider or employer-initiated events, if material. The Plan Administrator does not believe that the occurrence of any such event is probable.
Examples of events that would permit an issuer of a wrapper contract to terminate the contract upon short notice include the Plan’s loss of its qualified status, material breaches of responsibilities that are not corrected, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments (or in the case of a traditional guaranteed investment contract, at the hypothetical fair value based upon a contractual formula).

(5)	Employer Contribution Receivable
The employer contribution receivable is contributed in the form of Publix Stock. The matching contribution, net of forfeitures, of $26,482,918 for the 2013 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2013 and funded by the Company in the 2014 Plan year with the transfer of 878,372 shares of Publix Stock. The matching contribution, net of forfeitures, of $24,924,290 for the 2012 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2012 and funded by the Company in the 2013 Plan year with the transfer of 1,074,323 shares of Publix Stock.
Participants who are eligible to receive a matching contribution may request a transfer of the match and the earnings thereon from the Publix Stock Fund to any of the other investment fund options. The Plan Administrator processes transfer requests on the next valuation effective date for Publix Stock. Valuation effective dates are generally March 1, May 1, August 1 and November 1.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(6)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for plan benefits per the financial statements	$2,617,434,700	1,992,002,846
Amounts allocated to withdrawing participants	(4,863,828)	(5,136,340)
Net assets available for plan benefits per the Form 5500	$2,612,570,872	1,986,866,506
The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

	Year ended December 31,
	2013	2012
Benefits paid to participants per the financial statements	$117,497,987	98,106,424
Amounts allocated to withdrawing participants at end of year	4,863,828	5,136,340
Amounts allocated to withdrawing participants at beginning of year	(5,136,340)	(2,826,506)
Accrued excess contributions payable at end of year	(2,828,286)	(2,824,139)
Benefits paid to participants per the Form 5500	$114,397,189	97,592,119
Distributions of excess contributions per the Form 5500	$2,828,286	2,824,139
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2013 and 2012, but not yet paid as of that date. Distributions of excess contributions and any allocable income or loss that were paid for the 2013 and 2012 Plan years were recorded as liabilities in the financial statements as of and for the years ended December 31, 2013 and 2012.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(7)	Related-Party Transactions
Certain Plan investments are collective investment and mutual funds managed by State Street Global Advisors (“SSgA”), the investment management division of State Street Bank and Trust Company (“State Street”). State Street is the Custodian for the Plan under the direction of ING National Trust. ING Institutional Plan Services serves as the third-party Plan Administrator.
In addition to Publix Stock, the transactions involving SSgA investments qualify as party-in-interest transactions. Certain administration costs paid to ING Institutional Plan Services also are considered party-in-interest transactions.
During 2013, the Plan received semi-annual cash dividend payments on Publix Stock of $48,036,273. In 2012 the Plan received cash dividends on Publix Stock of $57,824,999, which consisted of annual dividend payments of $37,993,771 and semi-annual dividend payments of $19,831,228. Such dividends were invested in the cash component of the Publix Stock Fund. As of December 31, 2013 and 2012, the number of shares of Publix Stock held in participant Accounts totaled 69,232,457 and 66,290,500, respectively, with fair values of $2,087,358,590 and $1,537,939,605, respectively. In 2012, the Company decided to begin paying a semi-annual dividend rather than an annual dividend. To not delay any dividend payments to the Company’s stockholders, the first semi-annual dividend was paid on December 3, 2012.
During 2013 and 2012, company matching contributions were made in the form of Publix Stock. The values of such contributions are reported as employer stock contributions in the statements of changes in net assets available for plan benefits.

(8)	Tax Status
The Plan, as amended and restated as of January 1, 2013, received a favorable tax determination letter, dated April 3, 2014, from the IRS under Internal Revenue Code (“IRC”) Section 401(a). As such, the Plan’s design is exempt from federal income taxes under IRC Section 501(a). Though the Plan has been amended since January 1, 2013, the Plan Administrator believes the Plan continues to be qualified and the Plan has been and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.
Accounting principles generally accepted in the U.S. require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2013

Name of Issuer and Title of Issue	Number of Units/Shares	Current Value
Investments:
American Funds EuroPacific Growth Fund (R-4 Class)	506,548	$24,405,469
Royce Pennsylvania Mutual Fund (Investment Class)	1,500,905	22,108,336
SSgA Strategic Balanced Funds:
SSgA Aggressive Strategic Balanced Fund - Class I *	924,334	18,453,183
SSgA Moderate Strategic Balanced Fund - Class I *	1,060,971	21,054,137
SSgA Conservative Strategic Balanced Fund - Class I *	500,507	9,483,590
SSgA S&P Mid Cap Index Fund - Class XII *	264,362	18,538,402
Janus Forty Fund (Class I Shares)	1,900,609	78,723,226
T. Rowe Price Value Fund	716,020	24,179,986
SSgA S&P 500 Index Fund (Class E) *	3,428,478	54,307,096
PIMCO Total Return Fund (Institutional Class)	2,628,527	28,098,954
Invesco Stable Value Trust Fund (Class C)	29,642,190	63,810,210
Publix Stock Fund:
SSgA Institutional Liquid Reserves Fund - Institutional Class *	3,426,979	49,655,388
Common stock of Publix Super Markets, Inc. *	69,232,457	2,087,358,590
Total investments		2,500,176,567
Notes receivable from participants with an interest rate of 3.25% *		93,603,501
		$2,593,780,068

* Parties-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN

Date: June 27, 2014	By:	/s/ Linda S. Kane
Linda S. Kane
Vice President Benefits Administration
and Assistant Secretary
Publix Super Markets, Inc.,
Plan Administrator